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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ______________________

                                 AMENDMENT NO. 2

                                       TO

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             _______________________

                          NIMBUS CD INTERNATIONAL, INC.
                            (Name of Subject Company)

                          NIMBUS CD INTERNATIONAL, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    65439010
                      (CUSIP Number of Class of Securities)

                               LYNDON J. FAULKNER
                                    PRESIDENT
                          NIMBUS CD INTERNATIONAL, INC.
                               623 WELSH RUN ROAD
                                 GUILDFORD FARM
                          RUCKERSVILLE, VIRGINIA 22968
                                 (804) 985-1100

   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                 With a Copy to:
                           WILLIAM F. WYNNE, JR., ESQ.
                                WHITE & CASE LLP
                           1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200

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Nimbus CD  International,  Inc.  ("Nimbus" or the  "Company")  hereby amends and
supplements   its   Solicitation/Recommendation   Statement  on  Schedule  14D-9
originally filed on June 23, 1998, as amended by Amendment No. 1 to the Schedule 14D-9 (as so amended, the "Schedule 14D-9") filed on July 13, 1998, with respect to the tender offer by Neptune Acquisition Corp. ("Purchaser") to purchase all of the outstanding shares of common stock, par value $.01 per share, of the Company upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated June 23, 1998, and related Letter of Transmittal. Capitalized terms not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         (b) The second paragraph of the Opinion of Financial Advisor section of
Item 4(b), entitled "The Solicitation or Recommendation -- Background; Opinion of Financial Advisor; Reasons for Recommendation -- Opinion of Financial Advisor" is hereby deleted in its entirety and replaced with the following:

          "The full text of the opinion of Berenson Minella, dated June 16, 1998, which sets forth the assumptions made, matters considered, and limitations on the review undertaken, is attached hereto as Annex B and is incorporated herein by reference. The opinion of Berenson Minella is directed to the Board of Directors of the Company. The opinion does not address any other aspects of the Offer, the Merger or the Merger Agreement and does not constitute a recommendation to any stockholder to tender their shares in the Offer or to vote in favor of the Merger. This summary of the opinion is qualified in its entirety by reference to the full text of such opinion."

         In addition, the final paragraph of the Opinion of Financial Advisor section of Item 4(b), entitled "The Solicitation or Recommendation -- Background; Opinion of Financial Advisor; Reasons for Recommendation -- Reasons for Recommendation" is hereby deleted in its entirety and replaced with the following:

          "The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. The Company believes that, on balance, each of the factors considered by the Board of Directors supports the Board's determination and recommendation. However, in view of the variety of factors considered in connection with its evaluation, the Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have given different weight to different factors."



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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               NIMBUS CD INTERNATIONAL, INC.


                                               By:  /s/ L. Steven Minkel
                                                    ---------------------
                                                    L. Steven Minkel
                                                    Executive Vice President
                                                    and Chief Financial Officer
Dated:  July 15, 1998